Exhibit 99.1

Baird Medical Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

NEW YORK, November 4, 2026 – Baird Medical Investment Holdings Limited (NASDAQ: BDMD) (“Baird Medical” or the “Company”), a healthcare innovator dedicated to microwave ablation (MWA) technology, today announced that the Company received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), dated November 2, 2026 notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. This notification does not result in the delisting of the Company’s shares, and Baird Medical’s shares will continue to trade, uninterrupted, on the Nasdaq Capital Market under the ticker “BDMD”.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until Monday, May 3, 2027, to regain compliance with the minimum bid price rule. To regain compliance, the Company’s ordinary shares must have a closing bid price of US$1.00 or above for a minimum of ten (10) consecutive business days. In the event the Company does not regain compliance with the minimum bid price requirement by Monday, May 3, 2027, the Company may be eligible for an additional 180 calendar day grace period to regain compliance, or may face delisting. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, together with its proposed plan to regain compliance.

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Company is currently looking into various options available with respect to regaining such compliance. The notification letter has no effect at this time on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “BDMD.”

About Baird Medical

Baird Medical is a global, pioneering medical device company specializing in minimally invasive ablation technologies for a range of solid tumors. The Company’s lead product, a microwave ablation (MWA) system, is FDA-cleared for soft tissue ablation and is being launched in the U.S. primarily for the treatment of benign thyroid nodules. In addition, the Company is expanding its minimally invasive technology portfolio, including IRE-based products and an AI-powered robotic ablation system.

Baird Medical’s MWA solutions have been adopted by a growing number of leading U.S. institutions and private practice groups, including the Mayo Clinic, Columbia University Medical Center, and The George Washington University Hospital. The company is rapidly expanding its global commercial footprint, with sales now reaching markets across multiple continents.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Baird Medical’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Baird Medical and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Baird Medical does not undertake any duty to update these forward-looking statements.

Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) the risk that Baird Medical may not be successful in expanding its business in China or the United States; (2) changes in general economic conditions; (3) regulatory conditions and developments; (4) changes in applicable laws or regulations; (5) the nature, cost and outcome of pending and future litigation and other legal proceedings instituted against Baird Medical or others; and (6) other risks and uncertainties from time to time described in the Registration Statement relating to the Business Combination and the transition report, including those listed under the sections titled “Risk Factors” therein, and in ExcelFin’s other filings with the SEC.

The foregoing list of factors is not exclusive. Additional information concerning certain of these, and other risk factors is contained in ExcelFin’s most recent filings with the SEC and in the Registration Statement described above filed by Baird Medical in connection with its business combination with ExcelFin. All subsequent written and oral forward-looking statements concerning Baird Medical, the business combination described herein, or other matters attributable to Baird Medical or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Baird Medical expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Lee Roth
Burns McClellan for Baird Medical
Lroth@burnsmc.com